Skadden, Arps, Slate, Meagher & Flom llp
525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com
June 16, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Yahoo! Inc. Additional Definitive Soliciting Materials Filed June 9, 2008 by Yahoo! Inc. File No. 000-28018
Dear Mr. Duchovny:
          On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 12, 2008 (the “Comment Letter”), regarding the Company’s above-referenced soliciting materials filed on June 9, 2008 (the “14a-6 Filing”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.
1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:
•	Your belief that the reelection of your nominees is in the best interests of the company’s security holders.

Daniel F. Duchovny
Securities and Exchange Commission
June 16, 2008

     Response: The Company’s belief that the reelection of its nominees is in the best interests of its stockholders is supported by the Company’s belief, as previously stated, that its board of directors has the “knowledge, experience and commitment” to maximize value for all the Company’s stockholders. In our letter to the Staff dated May 28, 2008 relating to the soliciting materials filed by the Company pursuant to Rule 14a-12 on May 16, 2008, we provided support on a supplemental basis for the Company’s belief that its board of directors has the “knowledge, experience and commitment” to maximize value for all the Company’s stockholders. Specifically, we wrote:
     “The Company’s belief that its board of directors has the “knowledge, experience and commitment” to maximize value for all of its stockholders is supported by the background and experience of each of the directors summarized in both the Form 10-K/A and the Preliminary Proxy Statement. Seven of the Company’s nine current directors have served as directors of the Company for five or more years. We also note that each of the current directors was recommended for election or appointment to the board by its Nominating and Corporate Governance Committee (the “Committee”). Consistent with the Company’s Nominating and Corporate Governance Committee Charter (the “Charter”) ..., in making its recommendation, the Committee reviewed each candidate’s knowledge, experience, skills, expertise and diversity and determined it was in the best interests of the Company and its stockholders to recommend that the board nominate the current directors. The Company also notes that its board has determined that each of the current directors of the Company, other than Jerry Yang, its chief executive officer, qualify as “independent directors” under applicable rules of the Commission, the Nasdaq listing standards and the Company’s corporate governance guidelines.” (emphasis added)
•	Your assertion that the election of Mr. Icahn’s slate “could result in substantial erosion of stockholder value.”
     Response: We respectfully note that the statement in the 14a-6 Filing that “the election of Mr. Icahn’s slate could result in substantial erosion of stockholder value” was qualified by reference to “Microsoft’s stated position of not wanting to acquire Yahoo!.” As further explained in the 14a-6 Filing, Mr. Icahn’s stated purpose in proposing a slate of nominees for the Company’s board of directors has been to seek to arrange a merger transaction between the Company and Microsoft Corporation (“Microsoft”).1 However,

[1]	See, e.g., Mr. Icahn’s letter to the Company’s Chairman, Roy Bostock, dated May 15, 2008, included in the soliciting materials filed by Mr. Icahn and certain other participants (the “Icahn Participants”) with the Commission pursuant to Rule 14a-12 on May 15, 2008 (“During the past week, a number of shareholders have asked me to lead a proxy fight to attempt to remove the current board and to establish a new board which would attempt to negotiate a successful merger with Microsoft. . . . I believe that a combination between Microsoft and Yahoo is by far the most sensible path for both companies.”) and Mr. Icahn’s letter to Mr. Bostock, dated June 4, 2008, included in the soliciting materials filed by the Icahn Participants with the Commission pursuant to Rule 14a-12 on June 4, 2008 (“I and many of your shareholders believe that the only way to salvage Yahoo in the long if not short run is to merge with Microsoft.”).

Daniel F. Duchovny
Securities and Exchange Commission
June 16, 2008

Microsoft publicly withdrew its proposal to acquire the Company on May 3, 2008 and has stated publicly on a number of subsequent occasions that it is no longer interested in pursuing such a transaction.2 The Company believes that, in light of Microsoft’s insistence that it is not interested in acquiring the Company, Mr. Icahn’s continued reliance on a plan to pursue a merger transaction with Microsoft if the Icahn nominees are elected could have a negative impact on the Company and adversely affect the value of the Company’s shares.
•	Your claim that the online advertising market is projected to grow from approximately $40 billion in 2007 to approximately $75 billion in 2010.
     Response: We respectfully submit that the Company’s belief that the “the online advertising market is projected to grow from approximately $40 billion in 2007 to approximately $75 billion in 2010” is based on the Company’s own internal forecast of the online advertising market, which, in turn, is based on third party research reports. We hereby submit, on a supplemental basis, as support for the statement regarding the projected growth of the online advertising market, excerpts (pages 1, 17, 18, 22 and 23) from an equity research report by J.P. Morgan Securities Inc. entitled “Nothing But Net 2008 Internet Investment Guide,” dated January 2, 2008 (the “JPMorgan Report”), which we have attached as Annex A hereto. Table 9 of the JPMorgan Report shows estimated global search advertising revenue of $21,999 million in 2007 and $50,275 million in 2010 and table 13 of the JPMorgan Report shows estimated global graphical advertising revenue of $17,068 million in 2007 and $28,573 million in 2010, resulting in combined estimated online advertising revenue of approximately $39 billion in 2007 and approximately $79 billion in 2010.

[2]	See, e.g., Microsoft’s press release dated June 12, 2008 (“As stated on May 3rd and reiterated on May 18th Microsoft was not interested in rebidding for all of Yahoo!.”). See, also, the additional sources cited in footnote 3 of our June 2, 2008 letter to the Staff with regard to the soliciting materials filed pursuant to Rule 14a-12 on May 12, 2008 and preliminary proxy statement filed on May 19, 2008 by Mr. Icahn and other participants.

Daniel F. Duchovny
Securities and Exchange Commission
June 16, 2008

     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (650) 470-4630, Kenton J. King at (650) 470-4530 or M. Amr Razzak at (650) 470-4533.

Very truly yours, /s/ Marc R. Packer Marc R. Packer

cc:	Matthew Crispino Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary Yahoo! Inc.

Kenton J. King Skadden, Arps, Slate, Meagher & Flom LLP

Robert T. Plesnarski O’Melveny & Myers LLP

ANNEX A

North America Equity Research
02 January 2008

Nothing But Net

2008 Internet Investment Guide

2007 saw Internet companies outperform the broader stock market, as the HHH rose ~14%, vs. a ~5% rise in the S&P 500. We believe some of the factors that drove F'07 outperformance will persist into F'08, and thus expect the sector to outperform the broader market.

- **Expect 34% EPS Growth, vs. 8% for the S&P 500**. We expect revenue growth to decelerate to 21.2% in F'08, from 25.6% in F'07. We are projecting 34% earnings growth for our coverage universe, compared to 8% for the S&P 500.
- **Expect Blended CPM Pricing Growth Rate to Accelerate**. We think blended CPM pricing bottomed out in F'07. We expect tighter offline inventory and better monetization techniques will lead to a re-acceleration of growth in F'08.
- **We Project Global Search Revenue to Hit $60B by 2011**. We are raising our F'08 global search revenue estimate to $30.5B, from $26.2B, driven by strong volume trends, better-than-expected monetization, and continued robust growth in Continental Europe. We expect the global search market to reach $60B by 2011, growing at a 28% CAGR over the next four years.
- **Global Consumer Growth Should Benefit Internet Companies**. World GDP growth has outpaced US growth in recent years, and a projected 3-year CAGR of 6.5% for emerging economies means hundreds of millions of new consumers. We think large Internet companies' global reach means they'll benefit from this rising tide.
- **M&A Market Likely to Remain Healthy**. The five biggest companies in our universe generated $8.8B in FCF in F'07, a number we project will grow to $12.5B in F'08. While some of that cash should continue to fund share repurchases, we think a significant portion of the incremental cash flow is likely to lead to continued M&A in the sector.
- **Top Picks**. The above trends translate into our top Overweight ideas going into the new year: GOOG, YHOO, EXPE, OMTR, SFLY and MNST.

Internet

Imran Khan[AC]
(1-212) 622-6693
imran.t.khan@jpmorgan.com

Bridget Weishaar
(1-212) 622-5032
bridget.a.weishaar@jpmchase.com

Lev Polinsky, CFA
(1-212) 622-8343
lev.x.polinsky@jpmchase.com

Joseph Boushelle, CFA
(1-212) 622-8523
joseph.d.boushelle@jpmchase.com

China Internet

Dick Wei[AC]
(852) 2800 8535
dick.wei@jpmorgan.com

Please see our notes changing ratings for Priceline, and our note changing estimates for the remainder of our coverage released simultaneously.

All data and valuation in this report priced as of 26 Dec 2007.

www.morganmarkets.com
J.P. Morgan Securities Inc.

See page 309 for analyst certification and important disclosures, including investment banking relationships.
JPMorgan does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of JPMorgan in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.morganmarkets.com or can call 1-800-477-0406 toll free to request a copy of this research.

Imran Khan North America Equity Research (1-212) 622-6693 02 January 2008 imran.t.khan@jpmorgan.com 2008 Search Advertising Outlook Given a very strong 2007 performance, we are increasing our outlook for the global paid search market heading into 2008. We now believe global paid search revenues will reach $30.5B in 2008, up from our prior estimate of $26.2B. We believe that 2008 paid search growth will be driven by: · International growth due to continued adoption of paid search as a marketing vehicle · Keyword price inflation due to increased volume in advertisements · Volume growth driven by increases in web usage · CTR improvement driven by improvements in relevancy Within search, we continue to believe that Google will take volume market share from competitors as we have greater faith in the company’s ability to execute relevancy enhancements and technological improvements and in its superior brand. However, we believe that on a dollar market share basis, Yahoo! will grow its share over Google due to the improved monetization from the global rollout of Project Panama. Yahoo! will grow its share over We estimate that Google has a 73% dollar market share currently (including revenues Google due to the improved from AOL, Ask, and other affiliates). We believe that this may decline to 71% by monetization from the global the end of 2008 as AOL and Ask have renegotiated their TAC rates and Yahoo! has rollout of Project Panama. improved its monetization. While Internet and broadband usage appears to be flattening out in developed countries, we believe that advertiser adoption of this well-targeted marketing vehicle is in its infancy and that there is still much room for monetization and click-through rate improvements. Lessons Learned from 2007 In our “Nothing but Net” preview and outlook for 2007, we stated that we preferred paid search to other Internet sub-sectors such as e-commerce, travel, and graphical advertising. Looking back on the year, paid search actually exceeded our expectations. Entering 2007, we expected the paid search market to grow 39% over 2006 (29% in the US and 52% internationally). However, due to better monetization by Google, Yahoo!, and MSN, as well as volume gains, we now expect global paid search revenues to grow 48% in 2007 (37% in the US and 64% internationally). We were surprised by how robust search volume growth was during F’07. At the beginning of the year we thought that much of F’07’s US search market growth would come from increases in coverage and were modeling a 190 bp improvement in coverage vs. 18% Y/Y growth in search volume. We now think that F’07 US coverage will only improve 70 bps vs 25% growth in volume. We are encouraged by this trend as it demonstrates that the market is less mature than we thought and that search companies have not had to resort to increasing the number of ads on a page. Global Search Overview: Global Search Expected to Grow 39% in F’08 We believe 2008 will be another strong year for global paid search. On the back of 48.3% growth in 2007, we forecast that global paid search revenues will grow 38.7% 17

Imran Khan
(1-212) 622-6693
imran.t.khan@jpmorgan.com

North America Equity Research
02 January 2008

JPMorgan

in 2008. From a metrics standpoint, we believe query volumes will grow 29.9% in F'08, while RPS will grow 6.8%. We believe substantial monetization opportunities exist and we anticipate a climb in search usage. In 2008, we expect local search, personalized search and vertical search to be hot topics. Beyond 2008, we expect the global paid search market to grow at a 28.4% CAGR through 2011.

Table 9: JPMorgan's Global Search Advertising Revenue Forecast

Units as indicated

Global	2002	2003	2004	2005	2006E	2007E	2008E	2009E	2010E	2011E	07-'11 CAGR
Internet Population (M)	593	710	820	924	1,020	1,113	1,205	1,295	1,380	1,471	7.2%
Queries / Month / User	12	17	22	29	36	44	53	61	68	74	14.2%
Number of Queries (M)	83,030	142,017	220,128	323,827	441,796	585,395	760,474	943,475	1,123,558	1,313,311	22.4%
RPS (per 1,000 searches)	$14.57	$19.04	$23.42	$28.17	$33.58	$37.58	$40.12	$41.98	$44.75	$45.59	4.9%
% Coverage	31.7%	35.3%	38.7%	41.7%	43.9%	44.5%	44.5%	45.2%	45.6%	47.1%	1.4%
% Clickthrough Rate	15.1%	16.3%	17.3%	18.8%	20.6%	21.5%	22.2%	22.7%	23.5%	23.3%	2.0%
$ Revenue / Click	$0.30	$0.33	$0.35	$0.36	$0.37	$0.39	$0.41	$0.41	$0.42	$0.42	1.4%
Global Search Forecast ($M)	**1,210**	**2,704**	**5,156**	**9,121**	**14,835**	**21,999**	**30,511**	**39,606**	**50,275**	**59,868**	**28.4%**
Y/Y Growth	197.0%	123.4%	90.7%	76.9%	62.6%	48.3%	38.7%	29.8%	26.9%	19.1%	

Source: JPMorgan estimates, Company reports, comScore, Nielsen//NetRatings, IDC, IWS

Increasing F'08 US Search Growth Estimate: Now We Expect to Grow 32%

Based on out-performance in 2007, we are increasing our 2008 growth estimate for the domestic paid search market. We are now modeling 31.9% growth in 2008, up from our prior estimate of 19.9%. Broken down by metrics, we are modeling US query volume growth of 23.5% in 2008 (a very minor deceleration from the 25.4% we observed in 2007), driven by an increase in the number of searches conducted per user and a slight increase (3.0%) in the domestic Internet population.

We expect the domestic RPS to reach $87.21 in 2008, up from $81.65 in 2007 (6.8% Y/Y growth)

On the monetization front, we expect the domestic RPS to reach $87.21 in 2008, up from $81.65 in 2007 (6.8% Y/Y growth). We expect increases in RPS to be driven by advertiser demand for keywords as well as continued increases in sponsored-link relevancy.

Table 10: JPMorgan's US Search Advertising Revenue Forecast

Units as indicated

United States	2006	2007E	2008E	2009E	2010E	2011E	07-'11 CAGR
Internet Population (M)	203	211	217	222	227	231	2.4%
Queries / Month / User	47	57	68	81	92	102	15.6%
Number of Queries (M)	114,896	144,080	177,938	215,305	249,754	282,222	18.3%
RPS (per 1,000 searches)	$74.86	$81.65	$87.21	$88.73	$94.62	$94.91	3.8%
% Coverage	62.8%	63.5%	64.2%	64.3%	64.3%	64.5%	0.4%
% Clickthrough Rate	26.2%	27.3%	28.3%	28.6%	30.0%	30.0%	2.4%
$ Revenue / Click	$0.46	$0.47	$0.48	$0.48	$0.49	$0.49	1.0%
US Search Forecast ($M)	**8,602**	**11,764**	**15,518**	**19,104**	**23,631**	**26,786**	**22.8%**
Y/Y Growth	47.2%	36.8%	31.9%	23.1%	23.7%	13.4%	

Source: JPMorgan estimates, Company reports, comScore, Nielsen//NetRatings, IDC, IWS

Our Proprietary Research Shows...

Market Share Shifts Are Likely to Continue

In November, the JPMorgan Internet Team surveyed over 1,200 US residents to determine Internet usage behavior. Our market research found that Google is the dominant search engine with 54.6% of participants listing it as their most frequently used search engine. Yahoo! ranked second among participants with 21.8% of

18

Imran Khan North America Equity Research (1-212) 622-6693 02 January 2008 imran.t.khan@jpmorgan.com 2008 Graphical Advertising Outlook After a difficult 2007 where CPMs were pressured from a non-premium inventory glut, we believe that 2008 will see stronger graphical advertising growth. Specifically, we think that 2008 growth will be driven by: · Easier comps as growth will be computed off of this year’s depressed CPMs · Improving CPMs as companies employ targeting techniques and use ad exchanges · Improving RPMs due to higher sell-through and increased ads per page · Increased advertiser interest due to the increased TV ad demand due to political campaigns · Increased page views from rising broadband usage and social networking As a result, we are slightly increasing our F’08 graphical advertising global growth estimate to 22.1% from 20.6% to reflect better monetization (CPMs) through the use of targeting and exchanges and expected growth from social networking sites and blogs. We favor web publishers who are organically growing their page views at a rapid pace and who have targeting capabilities. Lessons Learned from 2007 In our “Nothing but Net” preview and outlook for 2007, we expressed our view that the US graphical advertising market was poised to grow 20% in 2007. Now that the year is almost complete, we have revised our F’07 US growth estimate to 23.4%. We believe that we correctly recognized the audience fragmentation trend due to the rise of social networking and blog usage. We also forecasted the resulting depressed CPMs from the glut of non-premium inventory. However, we did overestimate the impact of video advertising. We thought that the increase in video inventory, coupled with lower CPMs, would cause many graphical advertisers to shift their advertising budgets toward video and away from more traditional graphical advertising. We now recognize that reaching revenue sharing agreements and developing unobtrusive video ads accepted by viewers will be a longer process than we first thought. Global Graphical Advertising Overview: Expect to Grow 22.1% in F’08 We believe that 2008 will be a strong year for graphical advertising publishers, particularly those with targeting capabilities. On the back of expected 23.4% growth in 2007, we believe global graphical advertising revenues will grow 22.1% in F’08. From a metrics standpoint, we believe page views and RPMs will grow 11.1% and 9.9% in 2008, respectively. We expect the global Internet population to expand 8.3% to 1.2B in 2008 and web usage to expand by 2.7% per Internet user. We believe RPM growth will be driven by (1) improving CPMs as companies employ targeting techniques and use ad exchanges, (2) increased sell-through rates, and (3) increased ads per page. We expect the global graphical advertising market to grow at a 17.6% CAGR from 2007 through 2011. 22

Imran Khan North America Equity Research (1-212) 622-6693 02 January 2008 imran.t.khan@jpmorgan.com Table 13: JPMorgan’s Global Graphical Advertising Revenue Forecast Units as indicated Global 2002 2003 2004 2005 2006E 2007E 2008E 2009E 2010E 2011E 07-’11 CAGR Internet Population (M) 593 710 820 924 1,020 1,113 1,205 1,295 1,380 1,471 7.2% Pages Viewed / User / Day 33 34 36 37 38 39 40 41 43 44 2.7% Total Pages Viewed (B) 7,209 8,897 10,724 12,607 14,275 15,986 17,768 19,563 21,469 23,487 10.1% RPM (per 1,000 pages) $1.02 $0.75 $0.81 $0.87 $0.97 $1.07 $1.17 $1.26 $1.33 $1.39 6.8% Global Graphical Forecast ($M) 7,354 6,674 8,642 10,984 13,829 17,068 20,846 24,561 28,573 32,685 17.6% Y/Y Growth -19.6% -9.2% 29.5% 27.1% 25.9% 23.4% 22.1% 17.8% 16.3% 14.4% Source: JPMorgan estimates, Company reports, comScore, Nielsen//NetRatings, IDC, IWS, IAB We Think that US CPMs Will Rise in 2008 We expect the US graphical advertising market to grow 19.9% in 2008, slightly below our estimate from a year ago. We believe that page view growth will slow to 6.5% in 2008 (down from 8.0% in 2007) as social networking sites and blogs begin to mature and reach saturated penetration levels. In our estimate, page view growth will be driven by an increase of 3.0% in Internet users and an increase of 3.4% in usage per Internet user. We are modeling RPMs to grow 12.6% in 2008, driven by an 8.3% increase in the number of ad impressions per page view and a 3.9% increase in CPMs. We expect the US graphical advertising market to grow at a 14.2% CAGR from 2007 through 2011. Table 14: JPMorgan’s US Graphical Advertising Revenue Forecast Units as indicated United States 2006 2007E 2008E 2009E 2010E 2011E 07-’11 CAGR Internet Population (M) 203 211 217 222 227 231 2.4% Pages Viewed / User / Day 45 47 49 50 52 53 3.3% Total Pages Viewed (B) 3,341 3,608 3,843 4,093 4,297 4,512 5.7% Impressions / Page 0.50 0.60 0.65 0.68 0.70 0.70 3.9% Total Impressions (B) 1,671 2,165 2,498 2,783 2,987 3,158 9.9% CPM (per 1,000 impressions) $3.50 $3.31 $3.44 $3.60 $3.76 $3.86 3.9% RPM (per 1,000 pages) $1.75 $1.99 $2.24 $2.45 $2.61 $2.70 8.0% US Graphical Forecast ($M) 5,847 7,166 8,593 10,019 11,230 12,192 14.2% Y/Y Growth 23.0% 22.6% 19.9% 16.6% 12.1% 8.6% Source: JPMorgan estimates, Company reports, comScore, Nielsen//NetRatings, IDC, IWS, IAB Political Advertising Likely to Drive Up Scatter Inventory We estimate that political ad spend on TV will total approximately $2.2B in the 2008 political cycle, up about 38% from 2006 levels. We estimate that presidential TV ad spending alone should total over $600M in the 2008 election cycle. Since 1982, political advertising revenues have contributed about 34% of spot TV ad growth in even-numbered years. Political advertising revenues Given the fixed quantity of available TV inventory and our expectation that political have contributed about 34% of ads may account for 6% of 2008 spot TV ads, we think that it is likely that some spot TV ad growth in even-advertisers will shift their ad spend to online display advertising. numbered years. 23